UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Intelsat Jackson Holdings S.A. Senior Notes Issuance

On September 19, 2018, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), an indirect wholly-owned subsidiary of Intelsat S.A. (“Intelsat”), issued $2,250,000,000 aggregate principal amount of 8.50% Senior Notes due 2024 (the “Notes”) pursuant to an indenture dated September 19, 2018, between Intelsat Jackson, as issuer, the guarantors party thereto, and U.S. Bank National Association, as trustee (the “Indenture”).

Interest and Maturity. The Notes bear interest at a rate of 8.50% per annum. The Notes mature on October 15, 2024 unless earlier repurchased or redeemed.

Use of Proceeds and Tender Offer. On September 10, 2018, Intelsat Jackson commenced a cash tender offer (the “Offer”) to purchase any and all of its outstanding 7  1⁄4% Senior Notes due 2020 (CUSIP No. 45824T AC9; ISIN: US45824TAC99) (the “2020 Senior Notes”). The Offer expired at 5:00 p.m., New York City time, on September 14, 2018 (the “Expiration Time”). On September 19, 2018, Intelsat S.A. issued a press release announcing the results and settlement of the Offer. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated by reference herein. $1,723,269,000 in aggregate principal amount of the 2020 Senior Notes were validly tendered (and not validly withdrawn) at or prior to the Expiration Time and were accepted for purchase by Intelsat Jackson. Intelsat Jackson used a portion of the net proceeds from its offering of the Notes to fund the settlement of the Offer and to fund the redemption and discharge of all 2020 Senior Notes which were not tendered in the Offer. The remaining net proceeds of the Notes offering were or will be used to fund Intelsat Jackson’s repurchase or redemption of approximately $474.5 million of its 7  1⁄2% Senior Notes due 2021, and to pay related fees and expenses in connection with foregoing.

Guarantees. The Notes are guaranteed by certain of Intelsat Jackson’s subsidiaries that guarantee its obligations under its senior secured credit facilities, its 9.50% Senior Secured Notes due 2022, and its 8.00% Senior Secured Notes due 2024. In addition, the Notes are guaranteed by Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., Intelsat Investments S.A., Intelsat (Luxembourg) S.A. and Intelsat Connect Finance S.A., which are direct or indirect parent companies of Intelsat Jackson.

Security. The Notes are unsecured.

Covenants. The Indenture contains covenants that include, among other things, limitations on Intelsat Jackson’s and certain of its subsidiaries’ ability to: incur or guarantee additional indebtedness or issue disqualified or preferred stock; pay dividends or distributions on Intelsat Jackson’s ordinary shares or repurchase Intelsat Jackson’s ordinary shares; make certain investments; enter into transactions with affiliates; merge, consolidate, or amalgamate with another company; transfer and sell assets; and create liens on their assets to secure debt.

Events of Default. The Indenture also contains events of default with respect to: a default in any payment of interest on any Note when due that continues for 30 days; a default in the payment of principal or premium, if any, of any Note when due, whether at its stated maturity, upon optional redemption, upon required repurchase or otherwise; the failure by Intelsat Jackson or any of its restricted subsidiaries to comply for 60 days after receipt of written notice with the other agreements contained in the Notes or the Indenture; the failure by Intelsat Jackson or any of its significant subsidiaries to pay any indebtedness (other than indebtedness owing to a parent company or restricted subsidiary of Intelsat Jackson) within any applicable grace period as set forth in the Indenture; certain events of bankruptcy, insolvency or reorganization of Intelsat Jackson or a significant subsidiary of Intelsat Jackson; and the failure by Intelsat Jackson or any significant subsidiary of Intelsat Jackson to pay final judgments aggregating in excess of $75.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days.

Optional Redemption. Intelsat Jackson may redeem all or a portion of the Notes at any time prior to October 15, 2020 at a price equal to 100% of the principal amount of the Notes redeemed, plus a “make-whole” premium, together with accrued and unpaid interest, if any, to the redemption date. On or after October 15, 2020, Intelsat Jackson may redeem all or a portion of the Notes pursuant to a call schedule as described in the Indenture. Intelsat Jackson may also redeem all or a portion of the Notes at its option upon the occurrence of certain tax-related events, at a redemption price equal to 100% of the principal amount of the Notes redeemed, together with accrued and unpaid interest, if any, to the redemption date. In addition, at any time and from time to time prior to October 15,

2020, Intelsat Jackson may redeem Notes in an aggregate principal amount not to exceed, when aggregated with the aggregate principal amount of all other Notes redeemed pursuant to this special call right, as further described in the Indenture, the amount of net proceeds received by it or any of its restricted subsidiaries from certain transactions involving the rights thereof to spectrum in the 3,700 to 4,200 MHz frequency band, at a redemption price equal to 105.000% of the principal amount thereof, plus accrued and unpaid interest, if any, to but excluding the redemption date.

The foregoing summary is qualified in its entirety by reference to the Indenture, a copy of which is attached hereto as Exhibit 99.2.

Exhibits.

Exhibit No.	Document Description

99.1	Press Release, dated September 19, 2018, entitled “Intelsat Announces Results and Settlement of Tender Offer for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020.”

99.2	Indenture, dated as of September 19, 2018, among Intelsat Jackson Holdings S.A., as Issuer, the Guarantors party thereto, and U.S. Bank National Association, as Trustee (including the form of the 2024 Notes).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: September 19, 2018	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary